EARLY WARNING RELEASE

(Montréal, March 1, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces today that, pursuant to the terms of a private share purchase and sale agreement completed on February 28, 2017, Osisko has acquired direct ownership of an aggregate 5,450,000 common shares at a price of $3.25 per share (the "Shares") of Osisko Mining Inc. (TSX:OSK) (the "Transaction").

Immediately prior to the closing of the Transaction, Osisko held, directly or indirectly, (i) 21,922,709 common shares of Osisko Mining, and (ii) warrants entitling Osisko to purchase 800,000 common shares of Osisko Mining (the "Warrants"). Assuming the exercise of the Warrants, Osisko would own 22,722,709 common shares of Osisko Mining, representing approximately 13.85% of Osisko Mining’s common shares prior to the closing. Immediately following the closing of the Transaction, Osisko owns, directly or indirectly, (i) 27,372,709 common shares of Osisko Mining representing approximately 14.87% of the issued and outstanding common shares of Osisko Mining and (ii) the Warrants of Osisko Mining. Assuming the exercise of the Warrants, Osisko would own 28,172,709 common shares of Osisko Mining, representing approximately 15.24% of Osisko Mining’s common shares that would be issued and outstanding.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Osisko Mining in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Osisko Mining and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Osisko Mining’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 13.5% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd, and 16.9% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com